

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Robert Williams
Chief Executive Officer and President
Angel Oak Mortgage, Inc.
3344 Peachtree Road NE, Suite 1725
Atlanta, Georgia 30326

      Re: Angel Oak Mortgage, Inc.
          Registration Statement on Form S-11
          Filed May 19, 2021
          File No. 333-256301

Dear Mr. Williams:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-11 filed on May 19, 2021

SUMMARY SELECTED FINANCIAL AND OTHER DATA, page 47

1. We note your disclosure of core earnings which includes an adjustment for Net unrealized (gains) losses on both residential loans and commercial real estate loans which are each recorded at fair value in your financial statements. In light of those adjustments, please tell us how you determined it was appropriate to title the measure core earnings. In your consideration of this comment, you should also give consideration to the related measure core return on average equity which is disclosed on page 45 as well as other sections of your filing. Further, our understanding is that such measures are commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if these measures are used by the registrant's management as an indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose that purpose.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: J. Gerard Cummins